Via Facsimile and U.S. Mail
Mail Stop 4720

May 6, 2010

Mr. Glenn M. Renwick
Director, President and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

> **Re: The Progressive Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A filed March 12, 2010**
> **File No. 001-09518**

Dear Mr. Renwick:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed March 12, 2010

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 39

1. We note your discussion on page 40 of the structure of the non-equity incentive compensation available to the named executive officers under the 2007 Executive Bonus Plan. Although you have described the structure of the program in general

terms, it does not appear that you have disclosed the "Gainsharing matrices" themselves or the actual performance that translated into the .71 performance factor attained in 2009. Please provide proposed disclosure for your 2010 proxy statement disclosing the actual matrices used by the Committee and confirm that you will discuss the actual performance of the business units and the Company as a whole and how such performance translated in the performance factor itself. To the extent any of these items are quantifiable your discussion should also be quantified.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director